UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FOXBY CORP.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

351645106

(CUSIP Number)

Louise Guarneri

Credit Suisse

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351645106	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse, on behalf of the Credit Suisse First Boston business unit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER See Item 5.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER See Item 5.
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER See Item 5.
WITH	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON* BK, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed on November 18, 2005 (the “Original Schedule 13D” and, together with this amendment to the Original Schedule 13D, the “Schedule 13D”) with respect to the Common Stock (the “Shares”) of Foxby Corp., a Maryland corporation (the “Company”). The principal executive offices of the Company are located at 11 Hanover Square, 12th Floor, New York, New York 10005. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

Item 3.	Source and Amounts of Funds.

The response set forth in Item 3 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The aggregate consideration (exclusive of commissions) paid by CSFB LLC for the acquisitions of the Shares (described in Item 5(a) of the Original Schedule 13D) was US $413,183.

The aggregate consideration (exclusive of commissions) paid by CSFB LLC for the acquisitions of the Shares (described in Item 5(a) below) acquired since the filing of the Original Schedule 13D was US $82,171.

The funds used by CSFB LLC to make these acquisitions, and the acquisitions described in Schedule B attached hereto, came from working capital.

Item 4.	Purpose of Transaction.

The first sentence of Item 4 of the Original Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

CSFB LLC acquired the Shares (described in Item 5(a) below) for investment purposes as part of its proprietary trading strategies.

Item 5.	Interest in Securities of the Issuer.

The responses set forth in Item 5(a) and Item 5(c) of the Original Schedule 13D are hereby amended by deleting the previous responses in their entirety and replacing them with the following:

(a)           As of the date of this filing, the Reporting Person may be deemed to beneficially own an aggregate of 236,700 Shares, consisting of 236,700 Shares held directly by CSFB LLC.

Accordingly, the Reporting Person may be deemed to beneficially own 9.1% of the outstanding Shares of the Company.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA nor CSFB LLC nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-4 attached hereto, beneficially owns any additional Shares.

(c)           Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares effected by the Reporting Person during the period beginning 60 days prior to the date of this filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2005

CREDIT SUISSE, on behalf of the CREDIT
SUISSE FIRST BOSTON BUSINESS UNIT.

By:	/s/ Louise Guarneri

 Name: Louise Guarneri

 Title: Director

SCHEDULE B

The following table lists all trades effected by the indicated entity in the Shares for the past 60 days prior to the date of this filing. All trades were effected in ordinary trading on the indicated exchange.

Date	Entity	Buy/Sell	Quantity	Price	CCY	Exchange
01 Nov 2005	CSFB LLC	Sell	9,000	1.960	USD	American Stock Exchange
01 Nov 2005	CSFB LLC	Sell	100	1.980	USD	Pacific Stock Exchange
02 Nov 2005	CSFB LLC	Buy	3,300	1.950	USD	American Stock Exchange
08 Nov 2005	CSFB LLC	Buy	100	2.000	USD	Pacific Stock Exchange
08 Nov 2005	CSFB LLC	Buy	62,500	2.010	USD	American Stock Exchange
17 Nov 2005	CSFB LLC	Buy	900	1.980	USD	American Stock Exchange
17 Nov 2005	CSFB LLC	Buy	100	2.010	USD	Pacific Stock Exchange
17 Nov 2005	CSFB LLC	Buy	3,500	2.020	USD	American Stock Exchange
17 Nov 2005	CSFB LLC	Buy	3,000	2.030	USD	Pacific Stock Exchange
17 Nov 2005	CSFB LLC	Buy	2,600	2.040	USD	American Stock Exchange
19 Dec 2005	CSFB LLC	Buy	1,000	2.100	USD	American Stock Exchange
19 Dec 2005	CSFB LLC	Buy	100	2.090	USD	Pacific Stock Exchange
20 Dec 2005	CSFB LLC	Buy	5,400	2.100	USD	American Stock Exchange
20 Dec 2005	CSFB LLC	Buy	100	2.090	USD	Instinet
21 Dec 2005	CSFB LLC	Buy	29,600	2.050	USD	American Stock Exchange
22 Dec 2005	CSFB LLC	Buy	100	2.110	USD	Pacific Stock Exchange
22 Dec 2005	CSFB LLC	Buy	100	2.120	USD	Nasdaq
22 Dec 2005	CSFB LLC	Buy	3,300	2.120	USD	American Stock Exchange
22 Dec 2005	CSFB LLC	Buy	100	2.140	USD	Pacific Stock Exchange